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                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ) *
                                 --------------

                               FindWhat.com, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   317794 10 5
                  --------------------------------------------
                                 (CUSIP Number)

                                 March 15, 2000
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                      Rule 13d-1(b)

                  XX  Rule 13d-1(c)

                      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                                             Page 1 of 5 pages

CUSIP No.            317794 10 5


1.  Names of Reporting Persons.         Go2Net, Inc.
    I.R.S. Identification Nos. of above persons (entities only).    91-1710182

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b) XX

3. SEC Use Only


4.    Citizenship   or   Place   of   Organization    Delaware


Number of              5.  Sole Voting Power             725,000
Shares Bene-
ficially owned         6.  Shared Voting Power           0
by Each
Reporting              7.  Sole Dispositive Power        725,000
Person With:
                       8.  Shared Dispositive Power      0


9. Aggregate Amount Beneficially Owned by Each Reporting Person 725,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 5.0%


12.   Type  of   Reporting   Person   (See   Instructions)   CO


                                Page 2 of 5 pages

Item 1.
(a) Name of Issuer           FindWhat.com, Inc.
(b) Address of Issuer's Principal  Executive Offices
        121 West 27th Street, Suite 903, New York, New York 10001


Item 2.
(a) Name of Person  Filing                 Go2Net, Inc.
(b) Address of Principal Business Office or, if none, Residence
        999 Third Avenue, suite 4700, Seattle, WA 98104
(c) Citizenship        Delaware
(d) Title of Class of Securities    Common Stock, $0.001 par value
(e) CUSIP Number             317794 10 5

Item 3. If this statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    Insurance company as defined in section 3(a)(19) of the Act
       (15 U.S.C. 78c).

(d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)    An investment adviser in accordance with Section240.13d-1(b)(1)(ii)(E);

(f)    An employee benefit plan or endowment fund in accordance with
       Section 240.13d-1(b)(1)(ii)(F);

(g)    A parent holding company or control person in accordance with
       Section 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item  4.  Ownership.   Provide  the  following  information  regarding  the
aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:             725,000


(b) Percent of class:        5.0%


(c) Number of shares as to which such person has:

  (i)    Sole power to vote or to direct the     725,000
vote

  (ii)   Shared power to vote or to direct the      0
vote

  (iii)  Sole power to dispose or to direct the disposition    725,000
of


  (iv)  Shared power to dispose or to direct the disposition of  0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).


                                Page 3 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                                            N/A EXHIBIT ATTACHED

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to section 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                                                            N/A EXHIBIT ATTACHED

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                            N/A EXHIBIT ATTACHED

                               Page 4 of 5 pages

Item 10.   Certification

(a) The following certification shall be included if the statement filed pursuant to Section 240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The following certification shall be included if the statement filed pursuant to Section 240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 April 4, 2000


                             /s/Michael J. Riccio
                                    Signature

                             By: Michael J. Riccio,
                                 Go2Net, Inc.'s Chief Operating Officer




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                Page 5 of 5 pages